Exhibit 1.01

Conflict Minerals Report
For Reporting Period from January 1, 2015 to December 31, 2015

1.	Introduction

This Conflict Minerals Report (this “Report”) of Fox Factory Holding Corp. (the “Company”, “our”, “us”, or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).
The Rule requires us to disclose annually whether the necessary conflict minerals contained in the products that we manufactured or contracted to manufacture during the Reporting Period originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country” and collectively, the “Covered Countries”). If we have reason to believe that any of these conflict minerals may have originated in the Covered Countries and may not be from recycled or scrap sources, we are also required under the Rule to submit this Report, which describes the due diligence we performed to determine the source and chain of custody of those conflict minerals, among other things. Conflict minerals are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.
This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the Securities and Exchange Commission (“SEC”) partial stay of the Rule or existing SEC guidance.

2.	Company Overview

We design and manufacture performance ride dynamics products primarily for bicycles, side-by-side vehicles, on-road and off-road vehicles and trucks, all-terrain vehicles, snowmobiles, specialty vehicles and applications, and motorcycles. We act both as a tier one supplier to leading action sports original equipment manufacturers and provide aftermarket products to retailers and distributors.
Our supply chain is large and complex, consisting of approximately 200 direct suppliers. For any necessary conflict minerals that we source, we are several to many steps removed from the mine in our supply chain. Accordingly, we must rely on information from our direct suppliers regarding the source and chain of custody of any necessary conflict minerals in our products.
The only necessary conflict mineral in our products is tin in a few bronze parts. There is no tantalum, tungsten or gold in any parts. As a result, the amount of necessary conflict minerals in the Company’s product lines is very small and limited to tin.

3.	Reasonable Country of Origin Inquiry

We determined after review that necessary conflict minerals may be contained in certain products that we manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those minerals. Our RCOI was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources.
We identified one hundred thirteen (113) direct suppliers that potentially supplied us products that contained necessary conflict minerals. We sent each of those direct suppliers a Conflict Minerals Reporting Template (“CMRT”) (version 4.0 or later) developed by the Conflict-Free Sourcing Initiative (the “CFSI”). A link to the then-current CMRT was provided to the suppliers. The CMRT requested information regarding the source and country of origin of the necessary conflict minerals in the suppliers’ products. Suppliers had the ability to share information at a level with which they were most comfortable (e.g., company, product, or user-defined). During the RCOI process, we followed-up by e-mail or telephone with non-responsive suppliers and requested them to complete the template.
After our initial contact and follow up e-mails and telephone calls, we received completed responses from approximately fifty-two percent (52%) of the suppliers who we believe potentially supplied us with products containing necessary conflict minerals. Of the responding suppliers, approximately nineteen percent (19%) confirmed that they had supplied us necessary conflict minerals during the Reporting Period. Of those suppliers that supplied necessary conflict minerals, only one indicated by a comment to its

CMRT that it sourced some of those conflict minerals from Covered Countries. Therefore, based on our review of our suppliers’ responses, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and are not from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4.	Due Diligence

4.1	Design of Due Diligence
Certain elements of our due diligence measures conform with the due diligence framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013, and the related supplements for tin, tantalum, tungsten and for gold.

4.2	Due Diligence Measures Performed
The following is a description of the due diligences measures we performed for the Reporting Period.

4.2.1	OECD Step #1: Establish and Maintain Strong Company Management Systems

a.	We have a team that is responsible for organizing our conflict minerals compliance, and that team consists of representatives from Procurement and Quality.

b.	We engaged a third-party service provider to assist us with our supplier engagement and analysis efforts for the Reporting Period.

c.	We used the CFSI CMRT (Revision 4.0 or later) to obtain information on the source and chain of custody of necessary conflict minerals from our direct suppliers.

d.	We intend to retain relevant supplier response documentation for no less than five (5) years.

4.2.2	OECD Step #2: Identify and Assess Risks in Our Supply Chain

a.
We reviewed and analyzed the responses from our direct suppliers and determined which of these called for further engagement to address responses that were incomplete or inaccurate. Repeated follow up with unresponsive suppliers was made in an attempt to obtain complete data from all suppliers.

b.
For those suppliers that listed smelters or refiners that are known or thought to source from the Covered Countries, we compared the smelters and refiners against the CFSI Conflict-Free Smelter Program to determine the certification status of the smelters and refiners.

4.2.3	OECD Step #3: Design and Implement a Strategy to Respond to Identified Risks

a.	Our executive management team and relevant members of our Board of Directors are updated about our conflict minerals compliance program and any associated risks.

b.
It is our policy that, for any supplier identified as supplying the Company conflict minerals that are not DRC conflict free, we would consider mitigation actions such as suspension or termination of our relationship with such supplier.

4.2.4	OECD Step #4: Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We do not have direct relationships with smelters or refiners of conflict minerals. Accordingly, we do not carry out audits of these facilities. However, we believe that audits of smelters and refiners and other due diligence practices conducted by third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.

4.2.5	OECD Step #5: Report Annually on Supply Chain Due Diligence
This Report is publicly available on our Company website at http://investor.ridefox.com/sec.cfm and is filed with the SEC. The content of any website referred to in this Report is not incorporated by reference in this Report.

5.	Results of our Review
The results of our due diligence review for the Reporting Period are as follows:

5.1	Facilities Used to Process the Necessary Conflict Minerals
Our direct suppliers identified two hundred eighty (280) smelters and refiners, approximately eight percent (8%) of which received “compliant” designations from the CFSP, while approximately sixty-eight percent (68%) were verified smelters but not participating in the CFSP and approximately twenty-five percent (25%) were alleged smelters. Most of the responses we received from our direct suppliers were made on a company basis, while some were made on a product or user-defined basis. Of those responses made on a product or user-defined basis, our suppliers named more than one (1) smelter or refiner in their responses for each metal. This lack of detail prevented us from determining whether a particular smelter or refiner named in the responses processed the necessary conflict minerals in our products. Accordingly, we are unable to disclose the facilities used to produce the necessary conflict minerals in our products during the Reporting Period.

5.2	Country of Origin of Our Necessary Conflict Minerals
Based on the responses provided by our suppliers described in section 5.1. above, the responses did not provide sufficient information to identify the country of origin of the necessary conflict minerals in our products. Accordingly, we are unable to disclose the country of origin of the necessary conflict minerals in our products during the Reporting Period.

5.3	Efforts to Determine the Mine or Location of Origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products.

6.	Steps Taken and Being Taken to Mitigate Risk
Since the start of the Reporting Period, we have taken or expect to take the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve the results of our due diligence measures.

a.
Continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in our products.

b.	Engaged a third-party service provider to assist us with our supplier engagement and analysis efforts and document our data collection process.
7. Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2015, (2) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.